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                             April 15, 2024

       Gregory Perry
       Chief Financial Officer
       Merus N.V.
       Uppsalalaan 17
       3584 CT Utrecht
       The Netherlands

                                                        Re: Merus N.V.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            File No. 001-37773

       Dear Gregory Perry:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2023

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations for the Years Ended December 31, 2023 and 2022, page 103

   1. We note the statement that you do not allocate employee-related costs, depreciation, rental and other indirect
costs to specific research and development programs. Please revise future filings to
disclose the costs incurred program-by-program for those costs that are tracked. Also revise to
provide other quantitative disclosure that provides more
                                                        transparency as to the
type of research and development expenses incurred (i.e., by nature or type of expense)
which should reconcile to total research and development expense on the Consolidated
Statements of Operations for all periods presented.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Gregory Perry
Merus N.V.
April 15, 2024
Page 2

       Please contact Lynn Dicker at 202-551-3616 or Eric Atallah at 202-551-3663 with any questions.



FirstName LastNameGregory Perry                          Sincerely,
Comapany NameMerus N.V.
                                                         Division of
Corporation Finance
April 15, 2024 Page 2                                    Office of Life
Sciences
FirstName LastName